UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: December 5, 2018	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance

BANCOLOMBIA S.A. ANNOUNCES THE APPOINTMENT OF THE GENERAL MANAGER OF BANCO AGROMERCANTIL DE GUATEMALA

Medellin, Colombia, December 5, 2018

Bancolombia announces the appointment of Federico Bolaños Coloma as General Manager of Banco Agromercantil de Guatemala - BAM and the other Grupo Bancolombia companies in Guatemala, effective December 19, 2018.

Federico Bolaños, who had been working as Manager of the BAM Personal Banking Division, has more than 15 years of experience in the financial sector. He has master's degrees in Applied Economics and Business Administration from the Texas A & M combined program, a Postgraduate degree in Risk and Finance from Universidad Francisco Marroquín and is a candidate for a PhD in business administration from the Swiss Management Center. He is member of the Board of Directors of Transacciones y Transferencias “5B” and of the Universidad del Valle de Guatemala.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837